EXHIBIT 1

Customer Facing Employee FAQ Circuit City Customer FAQ __________________________________________________________________________________________________________________________________

1.	What is going on with Circuit City? Is the company being sold?

Circuit City announced that it is “exploring strategic alternatives,” which just means that a company has begun a process to study the business options available that may enhance value for shareholders.

It is very important to recognize that it is “business as usual” at Circuit City.

2.	Will this affect the operations of my Circuit City store?

Absolutely not. As we move through the process, it will continue to be “business as usual” at Circuit City. This announcement will have no effect on the day-today operations of our business.

All Circuit City stores will continue to operate as usual and customers should continue to expect the same personal service they are accustomed to.

3.	Is my warranty still valid?

Yes. This announcement has no effect on our day-to-day operations – it is business as usual at Circuit City.

4.	Is my Circuit City gift card still valid?

Yes. This announcement has no effect on our day-to-day operations – it is business as usual at Circuit City.

5.	How long will this process last?

This process will not be an overnight one, so we appreciate your patience and continued patronage as we complete this review.

What’s important for you to know is that it will be “business as usual” at Circuit City.

6.	Where can I get additional information?

Because Circuit City is engaged in this ongoing review, we are limited in the level of information that we can provide, and must adhere to certain legal restrictions and confidentiality agreements.

You can review all of our disclosures on our Investor Web site, which you can access through circuitcity.com